 



Sam Alexander · 3rd

President at The California Spirits Co.

San Diego, California, United States · 344 connections ·

Contact info

Standard Deviation

 **Washington State Universi**

Experience

President
Standard Deviation
Oct 2019 – Present · 1 yr 6 mos
San Diego, California

Standard Deviation holds a wide portfolio of Consumer Packaged Brands.

 **President**
The California Spirits Co.
Oct 2019 – Present · 1 yr 6 mos

The California Spirits Company specializes in producing a wide variety of canned and bottled products. From formulations and development to productions and distribution, The California Spirits Company is the single source supplier for your brand. The company has multiple locations with lines that help small brands scale or produce multi-million case quar ...see more

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 **Orora Packaging Solutions**
9 yrs 10 mos

GSM

 

www.opsbeverage.com

 **Division Manager**
Nov 2009 – Jan 2017 · 7 yrs 3 mos
Napa

 **mutineer magazine**
1 yr 3 mos

Business Development Manager
Aug 2008 – Jul 2009 · 1 yr

Responsible for Business Development, Management, Marketing, Sales, Strategy / Planning and Product Development. Contributor/Writer

Consultant
May 2008 – Aug 2008 · 4 mos

Consulting on Sales, Production and Business Development.
Oversaw implementation of budget and costs development.

Education

Washington State University
B.A., Social Sciences
2004 – 2008
Activities and Societies: Involved in community service activities and programs.

Studied 2 years of Business and Management. Incl: Contract Law, Accounting, Economics, Management and IT Management.



 

